UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 22, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On June 22, 2006, the Board of Directors of Saxon Capital, Inc. declared a second quarter regular dividend of $0.50 per share of common stock, payable on July 13, 2006 to shareholders of record at the close of business on July 3, 2006. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release dated June 22, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SAXON CAPITAL, INC.

By: /s/Michael L. Sawyer

Michael L. Sawyer

Chief Executive Officer

Date: June 23, 2006

INDEX TO EXHIBITS

Exhibits

99.1 Press Release dated June 22, 2006.

Exhibit 99.1



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879

Ms. Meagan L. Green
Investor Relations Analyst
804.935.5281

InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces Second Quarter 2006 Dividend and Payment Information

GLEN ALLEN, VA. (June 22, 2006) - Saxon Capital, Inc. ("Saxon" or the "Company") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced that its Board of Directors has declared a quarterly cash dividend of $0.50 per share for the quarter ended June 30, 2006, payable on July 13, 2006 to shareholders of record at the close of business on July 3, 2006.

From time to time, special dividends may be distributed in order to remain in compliance with REIT requirements. For 2006, the Company expects to estimate its taxable income and declare any such dividend in the last month of each quarter. This schedule is subject to change, and specific record and payable dates will be announced each time dividends are declared by the Board of Directors.

Certain shareholders may be required to report a portion of Saxon's dividend to taxing authorities as "Excess Inclusion Income." Below are some potential tax consequences to certain shareholders as a result of the characterization of a portion of our dividends as excess inclusion income. The Company strongly urges you to consult your tax advisor regarding the tax consequences of your ownership of shares of the Company's common stock.

- Tax-exempt shareholders will be subject to unrelated business taxable income (commonly referred to as UBTI) with respect to such excess inclusion income;
- Non-U.S. shareholders will be subject to the 30 percent U.S. federal withholding tax on this income without reduction under any otherwise applicable income tax treaty; and
- U.S. shareholders, including taxpaying entities, will not be able to offset such excess inclusion income with net operating losses or otherwise allowable deductions.

Tax Disclaimer
The information contained above should not be construed as tax advice and is not a substitute for careful tax planning. You should consult your own tax advisor regarding the specific federal, state, local, foreign and other tax consequences to you regarding your ownership of shares of the Company's common stock.

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The Company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's mortgage loan production subsidiary, Saxon Mortgage, Inc., originates and purchases loans through indirect and direct lending channels using a network of brokers, correspondents, and its retail lending centers. As of March 31, 2006, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.8 billion. For more information, visit www.saxonmortgage.com.

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes

in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of June 22, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations.